Exhibit 21

SUBSIDIARIES OF GLOBAL INDUSTRIAL COMPANY

Company Name	Jurisdiction

Avenue Industrial Supply Company Limited	Canada

C&H Distribution Holdings Inc.	USA (DE)

C&H Distributors, LLC	USA (DE)

Global Equipment Company Inc.	USA (NY)

Global Industrial Distribution Inc.	USA (DE)

Global Industrial Holdings LLC	USA (DE)

Global Industrial Services Inc.	USA (DE)

Industrialsupplies.Com, LLC	USA (DE)

Misco Germany Inc.	USA (NY)